

October 25, 2012

<u>Via E-mail</u>
Martin P. Klein
Acting President and Acting Chief Executive Officer;
Senior Vice President—Chief Financial Officer
Genworth Financial, Inc.
6620 West Broad Street
Richmond, Virginia 23230

  Re: Genworth Financial, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2011
    Filed February 27, 2012
    File No. 001-32195

Dear Mr. Klein:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Joel Parker

      Joel Parker
      Accounting Branch Chief